Term sheet No. 179II
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006
and product supplement II dated August 28, 2007

Registration Statement No. 333-137902
Dated August 29, 2007; Rule 433

Deutsche Bank ▱

Deutsche Bank AG, London Branch

$

Bearish Autocallable Optimization Securities with Contingent Protection Linked to a Basket of the Common Stocks of Ford Motor Company and General Motors Corporation due on or about September 18, 2008

General

- Bearish Autocallable Optimization Securities with Contingent Protection Linked to a Basket of the Common Stocks of Ford Motor Company and General Motors Corporation due on or about September 18*, 2008 (the "**securities**") are designed for investors who seek a return at maturity linked to the performance of a weighted basket of stocks. Investors should be willing to forgo coupons and dividend payments during the term of the securities and be willing to lose all of their initial investment if (i) the Observed Basket Level is greater than the Trigger Level on any trading day during the Observation Period and (ii) the Basket Ending Level is greater than the Basket Starting Level.
- Senior unsecured obligations of Deutsche Bank AG due on or about September 18*, 2008.
- Denominations of $10.00.
- Minimum initial investments of $1,000 and integral multiples of $10.00 in excess thereof.
- The securities are expected to price on or about September 7*, 2007 and are expected to settle on or about September 12*, 2007 (the "**Settlement Date**").

Key Terms

Issuer: Deutsche Bank AG, London Branch

Rating: Moody's Investors Service Ltd has assigned a rating of Aa1 to securities, such as the securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.[†]

Basket: The securities are linked to a basket consisting of the common stock of Ford Motor Company and the common stock of General Motors Corporation (each, a "**Reference Stock**" and, collectively, the "**Reference Stocks**").

Reference Stocks:

Reference Stock	Ticker Symbol	Relevant Exchange	Initial Stock Price	Weighting
Common stock, par value $0.01 per share, of Ford Motor Company ("**Ford**")	F	NYSE		50.00%
Common stock, par value $1⅔ per share, of General Motors Corporation ("**GM**")	GM	NYSE		50.00%

Trigger Level: 140% of the Basket Starting Level.

Call Feature: The securities will be automatically called if the Observed Basket Level on any Observation Date is at or below the Basket Starting Level.

Observation Dates: December 13*, 2007, March 13*, 2008, June 13*, 2008 and the Final Valuation Date (September 15*, 2008).

Call Settlement Dates: Three business days after the respective Observation Dates: December 18*, 2007, March 18*, 2008, June 18*, 2008 and September 18*, 2008.

Return on Call Date: If the securities are called, you will receive a cash payment per $10.00 face amount equal to the Call Price for the applicable Observation Date. The Return on Call Date will be based upon an annualized return of between 30.00% and 36.00%. The actual annualized return upon which the Return on Call Date is based will be set on the Trade Date.

Observation Date	Call Settlement Date	Return on Call Date[(1)]	Call Price[(1)] (per $10.00)
December 13*, 2007	December 18*, 2007	7.50% - 9.00%	$10.75 - $10.90
March 13*, 2008	March 18*, 2008	15.00% - 18.00%	$11.50 - $11.80
June 13*, 2008	June 18*, 2008	22.50% - 27.00%	$12.25 - $12.70
Final Valuation Date (September 15*, 2008)	September 18*, 2008	30.00% - 36.00%	$13.00 - $13.60

[(1)] Actual value will be set on the Trade Date.

Payment at Maturity: At maturity, if your securities have not been called, you will receive one of the following payments:

- If the Observed Basket Level is not greater than the Trigger Level on one or more trading days during the Observation Period, you will receive a cash payment of: $10.00 per $10.00 security face amount.
- If the Observed Basket Level is greater than the Trigger Level on any trading day during the Observation Period and the Basket Ending Level is greater than the Basket Starting Level, your final payment per $10.00 security face amount will be calculated, as follows

$$\$10.00 \times [1 - \text{Basket Return}]$$

You cannot lose more than your initial investment but you will lose some or all of your investment at maturity if the Observed Basket Level is greater than the Trigger Level on one or more trading days during the Observation Period, and the Basket Ending Level is greater than the Basket Starting Level. The likelihood of the Observed Basket Level being greater than the Trigger Level during the Observation Period will depend in large part on the volatility of the Basket.

Basket Return:	$$\frac{\text{Basket Ending Level - Basket Starting Level}}{\text{Basket Starting Level}}$$

Basket Starting Level: 100

Basket Ending Level: The Observed Basket Level on the Final Valuation Date.

Observed Basket Level: On any trading day, the level of the Basket will be calculated as:

$$100 \times (1 + (50\% \text{ of the Ford Stock Return}) + (50\% \text{ of the GM Stock Return}))$$

Initial Stock Price: For each Reference Stock, the price of such Reference Stock to be determined on the Trade Date.

Observed Stock Price: For each Reference Stock, for any trading day, the closing price of such Reference Stock on such trading day, subject to adjustments as described under "Terms of Securities — Anti-dilution Adjustments" in the accompanying product supplement.

Stock Return:

$$\frac{\text{Observed Stock Price – Initial Stock Price}}{\text{Initial Stock Price}}$$

Observation Period: The period commencing on (and including) the Trade Date to (and including) the Final Valuation Date.

Trade Date: September 7*, 2007

Final Valuation Date: September 15*, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Securities — Payment at Maturity" in the accompanying product supplement.

Maturity Date: September 18*, 2008, subject to postponement in the event of a market disruption event and as described under "Description of Securities — Payment at Maturity" in the accompanying product supplement.

CUSIP: 25153Q 35 1

ISIN: US25153Q3517

* Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date, as well as the Observation Dates and the Call Settlement Dates, will be changed so that the stated term of the securities remains the same.

† A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision at any time by the assigning rating agency.

Investing in the securities involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Security	$	$	$
Total	$	$	$

[1] In no event will the discounts and commissions received by UBS Financial Services Inc. and Deutsche Bank Securities Inc. exceed $0.125 per $10.00 security face amount. For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

UBS Financial Services Inc.   **Deutsche Bank Securities**

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement II dated August 28, 2007. You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  - Product supplement II dated August 28, 2007:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312507191063/d424b21.pdf

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC Web site is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

How is the Return on the Securities Determined?

Set forth below is an explanation of the steps necessary to determine the return on the securities.

If the Securities are called prior to maturity:

If the Observed Basket Level for any Observation Date is equal to or less than the Basket Starting Level, the securities will be called on the relevant Call Settlement Date. If we call the securities, you will receive a cash payment per $10.00 security face amount on the Call Settlement Date equal to the Call Price for the applicable Observation Date. The Call Price is equal to $10.00 x (1 + Return on Call Date) for each $10.00 security face amount. The Return on Call Date will be based upon an annualized return of between 30.00% and 36.00%. The actual annualized return upon which the Return on Call Date is based will be set on the Trade Date.

Observation Date	Call Settlement Date	Return on Call Date[1]	Call Price[1] (per $10.00)
December 13*, 2007	December 18*, 2007	7.50% - 9.00%	$10.75 - $10.90
March 13*, 2008	March 18*, 2008	15.00% - 18.00%	$11.50 - $11.80
June 13*, 2008	June 18*, 2008	22.50% - 27.00%	$12.25 - $12.70
Final Valuation Date (September 15*, 2008)	September 18*, 2008	30.00% - 36.00%	$13.00 - $13.60

* Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date, as well as the Observation Dates and the Call Settlement Dates, will be changed so that the stated term of the securities remains the same.

[1] Actual value will be set on the Trade Date.

If the Securities are NOT called prior to maturity:

At maturity, you will receive a cash payment per $10.00 security face amount based on the Basket Return.

The Basket Return is the difference between the Basket Ending Level and the Basket Starting Level, expressed as a percentage of the Basket Starting Level, calculated as follows:

$$\text{Basket Return} = \frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}}$$

If the Observed Basket Level for any trading day during the Observation Period is never greater than the Trigger Level, you will receive a cash payment at maturity equal to $10.00 per $10.00 face amount of the securities. If the Observed Basket Level for any trading day during the Observation Period is greater than the Trigger Level you will receive: $10.00 x [1 – Basket Return], and you will lose part or all of your initial investment in the securities. However, you cannot lose more than your initial investment.

Hypothetical Examples of Amounts Payable at Maturity

    The following hypothetical examples illustrate how the payments at maturity are calculated.

Assumptions:

Face amount of the Securities:	$10.00
Basket Starting Level:	100
Annualized Return on Call Date:	34.00% per annum

Example 1: Securities are Called on the first Observation Date

Basket Starting Level:	100
Trigger Level:	140 (40% above the Basket Starting Level)
Basket Level December 13, 2007:	95 (at or below Basket Starting Level, securities are called)
Call Price (per $10.00):	$10.85

Since the securities are called on the first Observation Date, investors will receive a total of $10.85 per $10.00 face amount (8.5% return on the securities).

Example 2: Securities are Called on the Final Valuation Date

Basket Starting Level:	100
Trigger Level:	140 (40% above the Basket Starting Level)
Basket Level December 13, 2007:	107 (above Basket Starting Level, securities NOT called)
Basket Level March 13, 2008	115 (above Basket Starting Level, securities NOT called)
Basket Level June 13, 2008:	112 (above Basket Starting Level, securities NOT called)
Basket Level Final Valuation Date (September 15, 2008):	97 (at or below Basket Starting Level, securities are called)
Call Price (per $10.00):	$13.40

At maturity, investors will receive a total of $13.40 per $10.00 face amount (34% return on the securities).

Example 3: Securities are NOT Called and the Observed Basket Level is not greater than the Trigger Level on <u>any</u> trading day during the Observation Period

Basket Starting Level:	100
Trigger Level:	140 (40% above the Basket Starting Level)
Basket Level December 13, 2007:	107 (above Basket Starting Level, securities NOT called)
Basket Level March 13, 2008:	115 (above Basket Starting Level, securities NOT called)
Basket Level June 13, 2008:	112 (above Basket Starting Level, securities NOT called)
Basket Level Final Valuation Date (September 15, 2008):	109 (above Basket Starting Level, securities are NOT called)

Payment at Maturity (per $10.00): $10.00

At maturity, investors receive a total of $10.00 per $10.00 face amount (0% return on the securities) because the securities are not called and the Observed Basket Level is never greater than the Trigger Level on any trading day during the Observation Period.

Example 4: Securities are NOT Called and the Observed Basket Level is greater than the Trigger Level on one or more trading days during the Observation Period

Basket Starting Level:	100
Trigger Level:	140 (40% above the Basket Starting Level)
Basket Level December 13, 2007:	110 (above Basket Starting Level, securities NOT called)
Basket Level March 13, 2008:	130 (above Basket Starting Level, securities NOT called)
Basket Level June 13, 2008:	142 (above Basket Starting Level and Trigger Level, securities NOT called)
Basket Level Final Valuation Date (September 15, 2008):	130 (above Basket Starting Level, securities are NOT called)

Payment at Maturity (per $10.00): $10.00 x [1 – Basket Return]
$10.00 x [1 – 0.3]
$7.00

Since the securities are not called and the Observed Basket Level was greater than the Trigger Level on at least one trading day during the Observation Period, at maturity investors will receive a total of $7.00 per $10.00 face amount (-30% return on the securities).

Selected Purchase Considerations

- **POSITIVE RETURNS IF THE BASKET DECLINES** — The securities are designed for investors who believe that the Basket level will be lower than the Basket Starting Level on at least one Observation Date and who are willing to risk losing up to 100% of their initial investment if:

  (i) the securities have not been called, and

  (ii) the Observed Basket Level is greater than the Trigger Level on any trading day during the Observation Period.

- **CONTINGENT PROTECTION OF YOUR INITIAL INVESTMENT** — Your initial investment will be protected so long as the Observed Basket Level is never greater than the Trigger Level during the Observation Period. If the securities have not been called and the Observed Basket Level is greater than the Trigger Level on any trading day during the Observation Period, you will lose the contingent protection of your initial investment in the securities, and your payment at maturity will equal your initial investment reduced by 1% for each 1% increase in the Basket up to 100%.

- **MANDATORY CALL** — The securities will be automatically called if the Observed Basket Level is equal to or less than the Basket Starting Level on any Observation Date, including the Final Valuation Date.

- **MINIMUM INVESTMENT** — Your minimum investment is 100 securities at a face amount of $10.00 per security (for a total minimum purchase price of $1,000). Purchases in excess of the minimum amount may be made in integral multiples of one security at a face amount of $10.00 per security.

- **CERTAIN INCOME TAX CONSEQUENCES** — You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Subject to the limitations described therein, although the tax consequences of an investment in the securities are uncertain, we believe that a security should be treated as a prepaid financial contract for U.S. federal income tax purposes. Assuming this treatment is respected, your gain or loss on the sale, exchange or retirement of the securities (including upon an automatic call of the securities) should be long-term capital gain or loss if at the time of such sale, exchange or retirement you have held the securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description above. We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

  Under current law, the United Kingdom will not impose withholding tax payments made with respect to the securities.

  For a discussion of certain German tax considerations relating to the securities, you may refer to the section in the accompanying prospectus supplement entitled "Taxation by German of Non-resident Holders."

  Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing in the Basket or in any of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **THE RETURN ON THE SECURITIES DEPENDS ON THE BASKET DECREASING IN VALUE AND YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IF THE BASKET LEVEL INCREASES** — The securities differ from ordinary debt securities in that we will not pay you coupons on the securities or a fixed amount at maturity. If the securities are not called, your cash payment at maturity will be based on the Basket Return and you may receive a negative return on your investment. If the Observed Basket Level is greater than the Trigger Level on one or more trading days during the Observation Period, a positive Basket Return will reduce your cash payment at maturity below your initial investment. *If the level of the Basket increases over the term of the securities and if the Observed Basket Level is greater than the Trigger Level on one or more trading days during the Observation Period, the payment at maturity will equal your initial investment amount reduced by 1% for every 1% increase in the Basket from the Basket Starting Level to the Basket Ending Level up to 100% of your initial investment.*

  The likelihood of the Observed Basket Level being greater than the Trigger Level during the Observation Period will depend in large part on the volatility of the Basket.

- **YOUR APPRECIATION POTENTIAL IS LIMITED TO THE RETURN ON CALL DATE** — The appreciation potential of the securities is limited to the pre-specified Return on Call Date, regardless of the performance of the Basket. In addition, since the securities could be called as early as the first Observation Date, the term of your investment could be short and your return on the securities would be less than if the securities were called at a later date. Following an early call, there is no guarantee that you would be able to reinvest the proceeds from your investment in the securities at a comparable return for a similar level of risk. If the Securities are not called, you will have no return on, and may lose up to 100% of, your initial investment.

- **YOU WILL HAVE NO OWNERSHIP RIGHTS IN THE REFERENCE STOCKS** — Investing in the securities is not equivalent to investing in the Reference Stocks. As an investor in the securities, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights, dividend payments or other distributions.

- **WE HAVE NO AFFILIATION WITH THE ISSUERS OF THE REFERENCE STOCKS** — The issuers of the Reference Stocks are not affiliates of ours and are not involved in any way in any of our offerings of securities pursuant to this term sheet. Consequently, we have no control over the actions of the issuers of the Reference Stocks, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity. The issuers of the Reference Stocks have no obligation to consider your interest as an investor in the securities in taking any corporate actions that might affect the value of your securities. None of the money you pay for the securities will go to the issuers of the Reference Stocks.

  In addition, as we are not affiliated with the issuers of the Reference Stocks, we do not assume any responsibility for the adequacy of the information about the Reference Stocks or the issuers of the Reference Stocks contained in this term sheet, any pricing supplement or in any of the publicly available filings of such issuers. We are not responsible for the issuers' public disclosure of information on themselves or the Reference Stocks, whether contained in SEC filings or otherwise. As an investor in the securities, you should make your own investigation into the Reference Stocks.

- **SECONDARY TRADING MAY BE LIMITED** — There may be little or no secondary market for the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily or at a price advantageous to you, and you may suffer substantial loss.

  Deutsche Bank AG and its affiliates may act as market makers for the securities but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the securities. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the securities.

- **THE SECURITIES ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS** — The price at which you will be able to sell your securities to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the face amount of the securities, even in cases where the Basket level has declined since the trade date. The potential returns described in this term sheet assume that you hold your securities to maturity or until they are called by us.

- **THE VALUE OF THE SECURITIES WILL BE INFLUENCED BY MANY UNPREDICTABLE FACTORS** — Many economic and market factors will influence the value of the securities. We expect that, generally, the prices of the Reference Stocks on any day will affect the value of the securities more than any other single factor. However, you should not expect the value of the securities in the secondary market to vary in proportion to changes in the prices of the Reference Stocks. The value of the securities will be affected by a number of other factors that may either offset or magnify each other, including:

  - whether the Observed Basket Level for any trading day during the Observation Period is greater than the Trigger Level;
  - the dividend rate paid on each of the Reference Stocks (while not paid to holders of the securities, dividend payments on each of the Reference Stocks may influence the market price of each of the Reference Stocks and the market value of options on each of the Reference Stocks and, therefore, affect the market value of the securities);
  - supply and demand for the securities;
  - the expected frequency and magnitude of changes in the Observed Basket Level (volatility);
  - economic, financial, political and regulatory or judicial events that affect each of the Reference Stocks or stock markets generally;
  - interest and yield rates in the market generally;
  - the time remaining to the maturity of the securities; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

  No one can predict the future performance of the Reference Stocks based on their historical performance. The value of the Basket may increase such that you may lose some or all of your initial investment. If the Observed Basket Level is greater than the Trigger Level on one or more trading days during the Observation Period, and the Basket Ending Level is greater than the Basket Starting Level, you will lose some and possibly all of your investment at maturity.

- **THE INCLUSION IN THE ORIGINAL ISSUE PRICE OF EACH AGENT'S COMMISSION AND THE COST OF HEDGING OUR OBLIGATIONS UNDER THE SECURITIES DIRECTLY OR THROUGH ONE OR MORE OF OUR AFFILIATES IS LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — The original issue price of the securities includes each agent's commission and the cost of hedging our obligations under the securities directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates, as a result of such compensation or other transaction costs.

- **THE MARKET VALUE OF YOUR SECURITIES MAY NOT VARY IN PROPORTION TO CHANGES IN THE MARKET VALUE OF THE REFERENCE STOCKS** — Changes in the market value of the Reference Stocks may not result in corresponding changes in the market value of the securities. If the closing price of either Reference Stock on any trading day decreases below its Initial Stock Price, the value of the securities may not increase accordingly, and it may not increase at all. It is also possible for the market value of the Reference Stocks to decrease while the value of the securities also decreases.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE SECURITIES MAY BE BASED ON THE COMMON STOCK OF ANOTHER COMPANY AND NOT THE REFERENCE STOCKS** — Following certain corporate events relating to any of the Reference Stocks where the issuer of such Reference Stock is not the surviving entity, the amount you receive at maturity may be based on the common stock of a successor to such Reference Stock issuer or any cash or any other assets distributed to holders of such Reference Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the securities. We describe the specific corporate events that can lead to these adjustments in the section of the accompanying product supplement called "Terms of Securities—Anti-dilution Adjustments."

- **ANTI-DILUTION ADJUSTMENTS ARE LIMITED** — The calculation agent will make adjustments to the Observed Stock Price and other terms of the securities, for certain adjustment events (as defined below) affecting the Reference Stocks, including reverse stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions. Certain corporate actions that do not require an anti-dilution adjustment may materially and adversely affect the value of the securities. See "Terms of Securities—Anti-dilution Adjustments" in the accompanying product supplement for further information.

- **WE CANNOT ASSURE YOU THAT THE PUBLIC INFORMATION PROVIDED ON THE ISSUERS OF THE REFERENCE STOCKS IS ACCURATE OR COMPLETE** — All disclosures contained in this term sheet and the accompanying product supplement regarding the issuers of the Reference Stocks are derived from publicly available documents and other publicly available information. We have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuers of the Reference Stocks in connection with the offering of the securities. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuers of the Reference Stocks are accurate or complete, and we are not responsible for public disclosure of information by the issuers of the Reference Stocks, whether contained in filings with the SEC, or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of the public filings of the issuers of the Reference Stocks or the value of the Reference Stocks (and, therefore, any Observed Stock Price on any day during the Observation Period), will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuers of the Reference Stocks could affect the amount you will receive at maturity of the securities and, therefore, the trading prices of the securities. Any prospective purchaser of the securities should undertake an independent investigation of the issuers of the Reference Stocks as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Reference Stocks and calculating the amount that we are required to pay you at maturity. These events may include disruptions or suspensions of trading in the markets as a whole or in our ability to maintain, adjust or unwind our hedge position in the Reference Stocks. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that one or more of the Observation Dates, the Final Valuation Date and the Maturity Date will be postponed and your return will be adversely affected. See "Terms of Securities—Market Disruption Events" in the accompanying product supplement.

- **POTENTIAL DEUTSCHE BANK IMPACT ON MARKET PRICE OF THE REFERENCE STOCKS** — Trading or transactions by Deutsche Bank AG, London Branch or its affiliates in one or both of the Reference Stocks and/or over-the-counter options, futures, or other instruments with returns linked to the performance of one or both of the Reference Stocks may adversely affect the market price of such Reference Stocks and, therefore, the market value of your securities.

- **POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE WE AND THE CALCULATION AGENT ARE THE SAME LEGAL ENTITY** — Deutsche Bank AG, London Branch is the Issuer of the securities and the Calculation Agent for the securities. While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the securities, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in its capacity as Calculation Agent will not affect the value of the securities. Because determinations made by Deutsche Bank AG, London Branch as the Calculation Agent may affect your payment at maturity, if any, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as a holder of the securities.

Furthermore, Deutsche Bank AG, London Branch or one or more of its affiliates may have published, and may in the future publish, research reports on the issuers of the Reference Stocks. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any of these activities may affect the value of the Reference Stocks and, therefore, the value of the securities or the potential payout on the securities.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN A SECURITY ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. tax treatment of a security, and we do not plan to request a ruling from the IRS regarding the tax treatment of a security. Consequently, significant aspects of the tax treatment of a security are uncertain and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment, the timing and/or character of income on a security might differ materially and adversely from the description herein. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in a security (including alternative treatments) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences."

The Securities may be suitable for you if:

- You believe the Reference Stocks will not close above the Trigger Level on any trading day during the Observation Period;

- You understand that you could lose up to 100% of your initial investment if the Observed Basket Level is greater than the Trigger Level on one or more trading days during the Observation Period, and the Basket Return is positive;

- You believe the Basket will remain stable for the term of the securities and will close at or below the Basket Starting Level on an Observation Date;

- You are willing to invest in securities that will be called on the first Observation Date on which the Observed Basket Level is equal to or less than the Basket Starting Level;

- You do not seek current income from this investment; and

- You are willing and able to hold the securities to maturity if not called earlier.

The Securities may *not* be suitable for you if:

- You believe the Observed Basket Level will be greater than the Trigger Level on one or more trading days during the Observation Period and that at maturity, the Basket Return will be positive;

- You seek an investment that is 100% principal protected;

- You seek current income from your investments;

- You are unwilling or unable to hold the securities to maturity;

- You seek an investment for which there will be an active secondary market; or

- You are unwilling or unable to invest in securities that may be called prior to maturity.

THE REFERENCE STOCKS

Ford Motor Company

Public Information

All information regarding Ford contained in this term sheet is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Ford is one of the world's largest producers of cars and trucks combined. Ford and its subsidiaries also engage in other businesses, including financing vehicles. The common stock of Ford, par value of $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Ford in the accompanying product supplement. Ford's SEC file number is 001-03950 and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information

The following graph sets forth the historical performance of the common stock of Ford from August 28, 1997 through August 28, 2007. The closing price of the common stock of Ford on August 28, 2007 was $7.51. We obtained the historical closing prices of the common stock of Ford from Bloomberg Financial Markets. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical prices of the common stock of Ford should not be taken as an indication of future performance, and no assurance can be given as to the Observed Stock Price for any Reference Stock. We cannot assure you that the performance of the Reference Stocks will result in the return of your initial investment.**



General Motors Corporation

Public Information

All information regarding GM contained in this term sheet is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, GM is primarily engaged in the worldwide development, production, and marketing of cars, trucks, and parts. The common stock of GM, par value of $1 2/3 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of GM in the accompanying product supplement. GM's SEC file number is 001-00043 and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information

The following graph sets forth the historical performance of the common stock of GM from August 28, 1997 through August 28, 2007. The closing price of the common stock of GM on August 28, 2007 was $29.18. We obtained the historical closing prices of the common stock of GM from Bloomberg Financial Markets. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical prices of the common stock of GM should not be taken as an indication of future performance, and no assurance can be given as to the Observed Stock Price for any Reference Stock. We cannot assure you that the performance of the Reference Stocks will result in the return of your initial investment.**



Supplemental Underwriting Information

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions that will depend on market conditions on the Trade Date. In no event will such discounts and commissions exceed $0.125 per $10.00 security face amount. See "Underwriting" in the accompanying product supplement.